Exhibit 99.3

SharkNinja Reports Third Quarter 2023 Results

Declares Special Cash Dividend

Raises Fiscal Year 2023 Outlook on Key Metrics

NEEDHAM, Massachusetts., November 9, 2023 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the third quarter ended September 30, 2023.

Highlights for the Third Quarter 2023 as compared to the Third Quarter 2022

•Net sales increased 13.1% to $1,070.6 million and Adjusted Net Sales increased 14.6% to $1,057.4 million.
•Gross margin and Adjusted Gross Margin increased 920 and 950 basis points, respectively.
•Net income decreased 76.7% to $18.7 million. Adjusted Net Income increased 34.0% to $133.0 million
•Adjusted EBITDA increased 38.4% to $208.7 million, or 19.7% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented, “I’m thrilled with our strong performance in the third quarter. This is a result of a lot of hard work by our teams across the globe. We continue to deliver on our three-pillar growth strategy of gaining market share in existing categories, entering new and adjacent categories and international expansion. We are leveraging our disruptive innovation engine, our highly effective go-to-market strategy, and our efficient supply chain as we strive to deliver industry-leading growth and profitability.”

“We have good momentum as we head into the holiday season. As we look into our future, I'm excited about the tremendous whitespace in front of us. I am confident we’re on the right track to fulfill our mission of positively impacting people’s lives every day in every home around the world and to deliver substantial value to all our stakeholders.”

Three Months Ended September 30, 2023

Net sales increased 13.1% to $1,070.6 million, compared to $946.9 million during the same period last year. Adjusted Net Sales increased 14.6% to $1,057.4 million, compared to $922.9 million during the same period last year, or 12.8% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted primarily from growth in the cooking and beverage appliances, food preparation appliances and other net sales product categories, partially offset by a decline in the cleaning appliances product category.

•Cleaning Appliances net sales decreased by $54.1 million, or 10.7%, to $449.3 million, compared to $503.4 million in the prior year quarter. Adjusted Net Sales of Cleaning Appliances decreased by $43.6 million, or 9.0%, from $486.1 million to $442.5 million, driven by softness in the North America market for corded and cordless vacuums. This net sales decline was partially offset by growth in the carpet extraction sub-category driven by new product innovation.

•Cooking and Beverage Appliances net sales increased by $78.9 million, or 30.3%, to $339.3 million, compared to $260.4 million in the prior year quarter. Adjusted Net Sales of Cooking and Beverage Appliances increased by $80.0 million, or 31.0%, from $258.2 million to $338.1 million, driven by growth in Europe, specifically in the United Kingdom, where we strengthened our leading market position. Our global growth was also supported by the full quarter of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•Food Preparation Appliances net sales increased by $50.2 million, or 31.1%, to $211.5 million, compared to $161.3 million in the prior year quarter. Adjusted Net Sales of Food Preparation Appliances increased by $52.5 million, or 33.5%, from $156.8 million to $209.3 million, driven by strong sales of our ice cream makers and compact blenders, led by the launch of our new portable blenders.

•Other net sales increased by $48.7 million, or 223.2%, to $70.5 million, compared to $21.8 million in the prior year quarter. Adjusted Net Sales in the other category increased by $45.7 million, or 209.3%, from $21.8 million to $67.5 million, primarily driven by continued strength of haircare products within the beauty category.

Gross profit increased 41.9% to $487.5 million, or 45.5% of net sales, compared to $343.5 million, or 36.3% of net sales, in the third quarter of 2022. Adjusted Gross Profit increased 43.1% to $505.5 million, or 47.8% of Adjusted Net Sales, compared to $353.2 million, or 38.3% of Adjusted Net Sales in the third quarter of 2022. The increase in gross margin and Adjusted Gross Margin of 920 and 950 basis points, respectively, was primarily driven by continued supply chain tailwinds, cost optimization efforts and a favorable pricing and promotional mix.

Research and development expenses increased 12.5% to $60.7 million, or 5.7% of net sales, compared to $54.0 million, or 5.7% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $7.1 million driven by increased headcount to support new product categories and new market expansion, as well as a $2.9 million increase in share-based compensation.

Sales and marketing expenses increased 55.9% to $207.6 million, or 19.4% of net sales, compared to $133.1 million, or 14.1% of net sales, in the third quarter of 2022. This increase was primarily attributable to increases of $38.2 million in advertising-related expenses and $9.6 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $1.8 million of share-based compensation, and an increase of $14.0 million in delivery and distribution costs driven by higher volumes, particularly in our direct-to-consumer ("DTC") business.

General and administrative expenses increased 163.5% to $124.7 million, or 11.6% of net sales, compared to $47.3 million, or 5.0% of net sales in the prior year quarter. Included in general and administrative expenses in the third quarter of 2023 is $41.5 million of costs related to the separation and distribution from JS Global, as well as incremental personnel-related expenses of $21.9 million, of which $15.7 million is attributable to increased share-based compensation.

Operating income decreased 13.3% to $94.5 million, or 8.8% of net sales, compared to $109.1 million, or 11.5% of net sales, during the prior year quarter. Adjusted Operating Income increased 44.1% to $190.1 million, or 18.0% of Adjusted Net Sales, compared to $131.9 million, or 14.3% of Adjusted Net Sales, in the third quarter of 2022.

Net income decreased 76.7% to $18.7 million, or 1.7% of net sales, compared to $80.3 million, or 8.5% of net sales, in the prior year quarter. Net income per diluted share decreased 76.8% to $0.13, compared to $0.58 in the prior year quarter.

Adjusted Net Income increased 34.0% to $133.0 million, or 12.6% of Adjusted Net Sales, compared to $99.2 million, or 10.8% of Adjusted Net Sales, in the prior year quarter. Adjusted Net Income per diluted share increased 33.6% to $0.95, compared to $0.71 in the prior year quarter.

Adjusted EBITDA increased 38.4% to $208.7 million, or 19.7% of Adjusted Net Sales, compared to $150.8 million, or 16.3% of Adjusted Net Sales in the prior year quarter.

Nine Months Ended September 30, 2023

Net sales increased 13.5% to $2,876.2 million, compared to $2,534.7 million during the same period last year. Adjusted Net Sales increased 13.4% to $2,798.7 million, compared to $2,468.8 million during the same period last year, or 13.7% on a constant currency-basis. The increase in net sales resulted primarily from growth in the cooking and beverage appliances, food preparation appliances and other net sales product categories, partially offset by a decline in the cleaning appliances product category.

•Cleaning Appliances net sales decreased by $73.6 million, or 5.4%, to $1,278.0 million, compared to $1,351.6 million during the same period last year. Adjusted Net Sales of Cleaning Appliances decreased by $72.7 million, or 5.6%, from $1,301.3 million to $1,228.6 million driven by softness in the North America market for corded and cordless vacuums. This net sales decline was partially offset by growth in the carpet extraction sub-category driven by new product innovation.

•Cooking and Beverage Appliances net sales increased by $242.5 million, or 34.8%, to $939.1 million, compared to $696.6 million during the same period last year. Adjusted Net Sales of Cooking and Beverage Appliances increased by $242.2 million, or 35.1%%, from $690.7 million to $932.9 million driven by growth in Europe, specifically in the United Kingdom with air fryers, where we strengthened our leading market position. Our global growth was further supported by the full nine months of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•Food Preparation Appliances net sales increased by $45.3 million, or 10.6%, to $472.7 million, compared to $427.4 million during the same period last year. Adjusted Net Sales of Food Preparation Appliances increased by $46.6 million, or 11.2%, from $417.7 million to $464.4 million driven by strong sales of our ice cream makers and blenders.

•Other net sales increased by $127.3 million, or 215.2%, to $186.5 million, compared to $59.2 million during the same period last year. Adjusted Net Sales in the other category increased by $113.6 million, or 192.1%, from $59.2 million to $172.8 million driven by continued strength of haircare products within the beauty category.

Gross profit increased 30.2% to $1,285.0 million, or 44.7% of net sales, compared to $986.9 million, or 38.9% of net sales, in the same period last year. Adjusted Gross Profit increased 28.8% to $1,305.9 million, or 46.7% of Adjusted Net Sales, compared to $1,013.6 million, or 41.1% of Adjusted Net Sales. The increase in gross margin and Adjusted Gross Margin of 580 and 560 basis points, respectively, was primarily driven by continued supply chain tailwinds, cost optimization efforts and a favorable pricing and promotional mix. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

Research and development expenses increased 12.8% to $180.4 million, or 6.3% of net sales, compared to $160.0 million, or 6.3% of net sales during the same period last year. This increase was primarily attributable to an increase of $15.4 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, as well as a $2.6 million increase in share-based compensation.

Sales and marketing expenses increased 40.1% to $568.0 million, or 19.7% of net sales, compared to $405.3 million, or 16.0% of net sales during the same period last year. This increase was primarily attributable to increases of $75.2 million in advertising-related expenses and $22.7 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an incremental $2.0 million of share-based compensation, and an increase of $35.2 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business. The remaining increase in sales and marketing was driven by an increase in public relations expenses, depreciation and amortization, professional services, and payment processing fees related to the DTC channel.

General and administrative expenses increased 71.2% to $263.7 million, or 9.2% of net sales, compared to $154.0 million, or 6.1% of net sales during the same period last year. Included in general and administrative expenses in 2023 is $76.5 million of costs related to the separation and distribution from JS Global, as well as incremental personnel-related expenses of $22.1 million, of which $14.5 million is attributable to increased share-based compensation.

Operating income increased 2.0% to $272.8 million, or 9.5% of net sales, compared to $267.6 million, or 10.6% of net sales, during the same period last year. Adjusted Operating Income increased 29.5% to $438.1 million, or 15.7% of Adjusted Net Sales, compared to $338.4 million, or 13.7% of Adjusted Net Sales, during the same period last year.

Net income decreased 36.6% to $117.8 million, or 4.1% of net sales, compared to $185.7 million, or 7.3% of net sales, during the same period last year. Net income per diluted share decreased 36.7% to $0.85, compared to $1.34 in the prior year period.

Adjusted Net Income increased 24.4% to $317.1 million, or 11.3% of Adjusted Net Sales, compared to $255.0 million, or 10.3% of Adjusted Net Sales in the prior year period. Adjusted Net Income per diluted share increased 24.2% to $2.28, compared to $1.83 in the prior year period.

Adjusted EBITDA increased 27.9% to $500.4 million, or 17.9% of Adjusted Net Sales, compared to $391.2 million, or 15.8% of Adjusted Net Sales in the prior year period.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents decreased to $170.4 million, compared to $192.9 million as of December 31, 2022.

Inventories increased 44.4% to $792.2 million, compared to $548.6 million as of December 31, 2022, primarily driven by demand planning for the upcoming holiday season.

Total debt, excluding unamortized deferred financing costs, was $810.0 million, compared to $437.5 million as of December 31, 2022. In July 2023, we entered into a new credit facility to replace our existing term loan and revolving credit agreement. The new credit facility provides for a $810.0 million term loan and a $500.0 million revolving credit facility.

Special Cash Dividend

On November 8, 2023, our board of directors approved the declaration and payment of a special cash dividend of $1.08 per share, or approximately $150 million in the aggregate, payable on or about December 11, 2023 to our shareholders of record as of December 1, 2023. The dividend is expected to be funded by cash on hand.

Fiscal 2023 Outlook

For fiscal year 2023, SharkNinja expects:

•Net sales to increase 11.5% to 12.5% and Adjusted Net Sales to increase between 12.5% and 13.5% compared to the prior year.

•Adjusted Net Income per diluted share between $3.06 and $3.14, reflecting a 29% to 32% increase compared to the prior year.

•Adjusted EBITDA between $690 million and $705 million, reflecting a 33% to 36% increase compared to the prior year.

•A GAAP effective tax rate of approximately 42% to 43%, inclusive of approximately 14 to 15 percentage points of impact related to withholding taxes and non-deductible costs associated with the separation and distribution from JS Global and certain related party transactions, and approximately 3 percentage points of impact related to withholding taxes associated with the special cash dividend in the fourth quarter.

•Diluted weighted average shares outstanding of approximately 139.3 million.

•Capital expenditures of $120 million to $140 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the third quarter 2023 financial results is scheduled for today, November 9, 2023, at 8:00 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-877-407-4018 or 1-201-689-8471. The webcast will be archived and available for replay.

About SharkNinja, Inc.

SharkNinja, Inc. (NYSE: SN) is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 2,800 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com and follow @SharkNinja.

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2023 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with ongoing regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE; and
•our ability to achieve some or all of the anticipated benefits of the separation.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
VP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Sarah McKinney
VP, Corporate Communications
PR@sharkninja.com

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)
	As of
	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$170,377	$192,890
Restricted cash	—	25,880
Accounts receivable, net	938,081	766,503
Inventories	792,195	548,588
Prepaid expenses and other current assets	86,471	181,831
Total current assets	1,987,124	1,715,692
Property and equipment, net	149,250	137,341
Operating lease right-of-use assets	64,156	67,321
Intangible assets, net	481,754	492,709
Goodwill	833,972	840,148
Deferred tax assets, noncurrent	—	6,291
Other assets, noncurrent	48,983	35,389
Total assets	$3,565,239	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$646,697	$328,122
Accrued expenses and other current liabilities	451,400	552,023
Tax payable	2,615	1,581
Current portion of long-term debt	19,127	86,972
Total current liabilities	1,119,839	968,698
Long-term debt	785,443	349,169
Operating lease liabilities, noncurrent	62,616	61,779
Deferred tax liabilities, noncurrent	47,266	60,976
Other liabilities, noncurrent	27,730	25,980
Total liabilities	2,042,894	1,466,602
Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized and 138,982,872 shares issued and outstanding as of September 30, 2023 and December 31, 2022	14	14
Additional paid-in capital	959,248	941,206
Retained earnings	571,174	896,738
Accumulated other comprehensive loss	(8,091)	(9,669)
Total shareholders’ equity	1,522,345	1,828,289
Total liabilities and shareholders’ equity	$3,565,239	$3,294,891

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net sales(1)	$1,070,617	$946,897	$2,876,211	$2,534,720
Cost of sales	583,124	603,413	1,591,254	1,547,843
Gross profit	487,493	343,484	1,284,957	986,877
Operating expenses:
Research and development	60,691	53,968	180,430	159,955
Sales and marketing	207,599	133,137	568,035	405,319
General and administrative	124,655	47,299	263,682	154,035
Total operating expenses	392,945	234,404	1,012,147	719,309
Operating income	94,548	109,080	272,810	267,568
Interest expense, net	(13,003)	(8,479)	(28,523)	(18,561)
Other (expense) income, net	(5,865)	2,033	(41,315)	(8,841)
Income before income taxes	75,680	102,634	202,972	240,166
Provision for income taxes	56,958	22,325	85,218	54,451
Net income	$18,722	$80,309	$117,754	$185,715
Net income per share, basic	$0.13	$0.58	$0.85	$1.34
Net income per share, diluted	$0.13	$0.58	$0.85	$1.34
Weighted-average number of shares used in computing net income per share, basic	139,073,181	138,982,872	139,059,206	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	139,430,805	138,982,872	139,179,724	138,982,872

(1) Net sales in our product categories were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Cleaning Appliances	$449,319	$503,388	$1,277,986	$1,351,576
Cooking and Beverage Appliances	339,328	260,438	939,060	696,568
Food Preparation Appliances	211,461	161,256	472,685	427,422
Other	70,509	21,815	186,480	59,154
Total net sales	$1,070,617	$946,897	$2,876,211	$2,534,720

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	$117,754	$185,715
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	77,394	61,560
Share-based compensation	24,502	5,415
Provision for credit losses	2,266	1,149
Non-cash lease expense	9,688	12,318
Amortization of debt discount	694	700
Loss on extinguishment of debt	968	—
Deferred income taxes, net	3,905	(13,620)
Loss from equity method investment	—	361
Changes in operating assets and liabilities:
Accounts receivable	(192,209)	137,191
Inventories	(258,982)	(86,068)
Prepaid expenses and other assets	65,508	(104,114)
Accounts payable	343,603	(93,877)
Tax payable	883	18,308
Operating lease liabilities	(9,280)	(11,603)
Accrued expenses and other liabilities	(90,914)	(74,006)
Net cash provided by operating activities	95,780	39,429
Cash flows from investing activities:
Purchase of property and equipment	(70,501)	(52,872)
Purchase of intangible asset	(6,905)	(4,919)
Capitalized internal-use software development	(683)	(4,986)
Cash receipts on beneficial interest in sold receivables	16,777	—
Investment in equity method investment	—	(361)
Other investing activities, net	(3,051)	(300)
Net cash used in investing activities	(64,363)	(63,438)

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(continued)
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2023	2022
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	800,915	259,895
Repayment of debt	(437,500)	(155,000)
Intercompany note to Former Parent	—	(49,286)
Distribution paid to Former Parent	(435,292)	(45,438)
Recharge from Former Parent for share-based compensation	(3,165)	(15,300)
Net cash used in financing activities	(75,042)	(5,129)
Effect of exchange rates changes on cash	(4,768)	(11,782)
Net decrease in cash, cash equivalents, and restricted cash	(48,393)	(40,920)
Cash, cash equivalents, and restricted cash at beginning of period	218,770	240,597
Cash, cash equivalents, and restricted cash at end of period	$170,377	$199,677

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts, and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd., and our Asia Pacific Region and Greater China distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that will be eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. The is due to the inherent difficulty in forecasting with reasonable certainty certain amount that are necessary for such reconciliation, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$1,070,617	$946,897	$2,876,211	$2,534,720
Divested subsidiary net sales adjustment (1)	(13,196)	(24,003)	(77,544)	(65,873)
Adjusted Net Sales(2)	$1,057,421	$922,894	$2,798,667	$2,468,847

(1)Adjusted for net sales from SharkNinja Co., Ltd. (“SNJP”) and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022.

(2)The following tables reconcile Adjusted Net Sales to net sales per product category, for the periods presented:

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning appliances	$449,319	$(6,838)	$442,481	$503,388	$(17,285)	$486,103
Cooking appliances	339,328	(1,190)	338,138	260,438	(2,259)	258,179
Food Preparation Appliances	211,461	(2,133)	209,328	161,256	(4,459)	156,797
Other	70,509	(3,035)	67,474	21,815	—	21,815
Total net sales	$1,070,617	$(13,196)	$1,057,421	$946,897	$(24,003)	$922,894

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
($ in thousands, except %)	Net sales	Divested subsidiary adjustment	Adjusted Net Sales	Net sales	Divested subsidiary adjustment	Adjusted Net Sales
Cleaning appliances	$1,277,986	$(49,392)	$1,228,594	$1,351,576	$(50,303)	$1,301,273
Cooking appliances	939,060	(6,161)	932,899	696,568	(5,895)	690,673
Food Preparation Appliances	472,685	(8,289)	464,396	427,422	(9,675)	417,747
Other	186,480	(13,702)	172,778	59,154	—	59,154
Total net sales	$2,876,211	$(77,544)	$2,798,667	$2,534,720	$(65,873)	$2,468,847

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$1,070,617	$946,897	$2,876,211	$2,534,720
Cost of sales	(583,124)	(603,413)	(1,591,254)	(1,547,843)
Gross profit	487,493	343,484	1,284,957	986,877
Gross margin %	45.5%	36.3%	44.7%	38.9%
Divested subsidiary net sales adjustment (1)	(13,196)	(24,003)	(77,544)	(65,873)
Divested subsidiary cost of sales adjustment(2)	7,628	15,387	45,116	41,323
Product Procurement Adjustment(3)	23,574	18,341	53,369	51,231
Adjusted Gross Profit	$505,499	$353,209	$1,305,898	$1,013,558
Adjusted Net Sales	$1,057,421	$922,894	$2,798,667	$2,468,847
Adjusted Gross Margin	47.8%	38.3%	46.7%	41.1%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2023	2022	2023	2022
Operating income	$94,548	$109,080	$272,810	$267,568
Share-based compensation(1)	21,337	969	24,502	5,415
Litigation costs(2)	3,965	19	4,600	4,024
Amortization of acquired intangible assets(3)	4,897	4,897	14,690	14,691
Separation and distribution related costs(4)	41,455	275	76,549	275
Product Procurement Adjustment(5)	23,574	18,341	53,369	51,231
Divested subsidiary operating income adjustment(6)	287	(1,668)	(8,456)	(4,811)
Adjusted Operating Income	$190,063	$131,913	$438,064	$338,393

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)Represents certain costs incurred related to the separation and distribution from JS Global.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net (iv) amortization of certain acquired intangible assets, (v) certain separation and distribution costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (vii) the tax impact of the adjusted items and (viii) certain withholding taxes.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except share and per share amounts)	2023	2022	2023	2022
Net income	$18,722	$80,309	$117,754	$185,715
Share-based compensation(1)	21,337	969	24,502	5,415
Litigation costs(2)	3,965	19	4,600	4,024
Foreign currency losses (gains), net(3)	3,862	(839)	43,479	11,783
Amortization of acquired intangible assets(4)	4,897	4,897	14,690	14,691
Separation and distribution related costs(5)	41,455	275	76,549	275
Product Procurement Adjustment(6)	23,574	18,341	53,369	51,231
Tax impact of adjusting items(7)	(4,704)	(5,206)	(30,686)	(19,232)
Tax withholding adjustment (8)	19,474	—	19,474	—
Divested subsidiary net income adjustment(9)	394	479	(6,586)	1,055
Adjusted Net Income	$132,976	$99,244	$317,145	$254,957
Net income per share, diluted	$0.13	$0.58	$0.85	$1.34
Adjusted Net Income Per Share	$0.95	$0.71	$2.28	$1.83
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(9)	139,430,805	138,982,872	139,179,724	138,982,872

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net gain (loss) recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency losses, net, was $0.7 million and $9.2 million for the three months ended September 30, 2023 and 2022, respectively, and $(31.6) million and $12.8 million for the nine months ended September 30, 2023 and 2022, respectively.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)Represents certain costs incurred related to the separation and distribution from JS Global.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22.0%, which approximates our effective tax rate, excluding (i) the withholding adjustment described in footnote (8), (ii) divested subsidiary net income adjustment described in footnote (9), and (iii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(8)Represents withholding taxes associated with the cash dividend paid to JS Global in connection with the separation and related refinancing.

(9)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022.

(10)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain separation and distribution costs and (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2023	2022	2023	2022
Net income	$18,722	$80,309	$117,754	$185,715
Interest expense, net	13,003	8,479	28,523	18,561
Provision for income taxes	56,958	22,325	85,218	54,451
Depreciation and amortization	25,602	21,395	77,394	61,560
EBITDA	114,285	132,508	308,889	320,287
Share-based compensation(1)	21,337	969	24,502	5,415
Litigation costs(2)	3,965	19	4,600	4,024
Foreign currency losses (gains), net(3)	3,862	(839)	43,479	11,783
Separation and distribution related costs(4)	41,455	275	76,549	275
Product Procurement Adjustment(5)	23,574	18,341	53,369	51,231
Divested subsidiary Adjusted EBITDA adjustment(6)	264	(459)	(11,020)	(1,800)
Adjusted EBITDA	$208,742	$150,814	$500,368	$391,215
Adjusted Net Sales	$1,057,421	$922,894	$2,798,667	$2,468,847
Adjusted EBITDA Margin	19.7%	16.3%	17.9%	15.8%

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments. The total net gain (loss) recognized on our derivative instruments related to forward contracts outstanding not designated as hedging instruments included in the total of foreign currency gains (losses), net, was $0.7 million and $9.2 million for the three months ended September 30, 2023 and 2022, respectively, and $(31.6) million and $12.8 million for the nine months ended September 30, 2023 and 2022, respectively.

(4)Represents certain costs incurred related to the separation and distribution from JS Global.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation will be completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the three and nine months ended September 30, 2023 and 2022, as if such Divestitures occurred on January 1, 2022. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.